Exhibit 5.1

VIA EDGAR

May 19, 2011

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Telik, Inc. (the “Company”) of a registration statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 3,500,000 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) pursuant to its 2011 Equity Incentive Plan (the “20011 EIP Shares”).

In connection with this opinion, we have examined the Registration Statement and related prospectus, the Company’s certificate of incorporation and by-laws, as amended, the Company’s 2011 Equity Incentive Plan (the “2011 EIP”), and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the 2011 EIP Shares, when sold and issued in accordance with the 2011 EIP, the Registration Statement and related prospectus, will be validly issued, fully paid, and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

COOLEY LLP

By:	/s/ Gordon K. Ho
Gordon K. Ho